SCHEDULE A

INVESTOR-SPECIFIC TERMS AND PARTICIPATION INCENTIVES

(To Subscription Agreement for Series A-2 Preferred Stock of HEVO Inc.)

This Schedule A supplements and forms an integral part of the Subscription Agreement (the "Agreement") entered into by and between the undersigned investor (the "Investor") and HEVO Inc., a Delaware corporation (the "Company") for the purchase of shares of the Company's Series A-2 Preferred Stock (the "Shares").

Capitalized terms used in this Schedule A and not defined herein shall have the meanings given to them in the Agreement.

1. Class Designation and Pricing. The Shares subscribed to under the Agreement represent Series A-2 Preferred Stock of the Company, issued at a price per share of $1.9991, reflecting a pre-money valuation of $60,000,000 ("Tier 01 Pricing").

2. Conversion of SAFEs (As Applicable). If this investment constitutes a conversion of a previously issued Simple Agreement for Future Equity ("SAFE") held by the Investor, such conversion shall occur in accordance with the terms of the SAFE, the Amended and Restated Certificate of Incorporation of the Company, and the conversion procedures adopted by the Company's Board of Directors. Upon conversion, Investor shall receive the number of Shares determined by applying the SAFE's conversion formula to this Tier 01 Pricing.

3. Warrant Incentives (As Applicable). The Investor may be entitled to receive stock warrants (the "Warrants") to purchase additional shares of the Company's capital stock at an exercise price of $0.01 per share. The number of Warrants issued shall be determined based on the Investor's eligibility under one of the following programs:

A. Reg CF SAFE Noteholders and Early Reg CF Participants

If the Investor invests $1,000 or more:

By May 9, 2025 — entitled to **15%** warrant bonus

By May 15, 2025 — entitled to **10%** warrant bonus

By May 31, 2025 — entitled to **5%** warrant bonus

B. Conversion Option for Tier 01 Investors

Investors who commit $1,000 or more by the close of the Tier 01 (Series A-2) offering may elect to receive their Shares based on a $60M pre-money valuation, rather than the $75M Tier 02 valuation.

C. Accredited Investors ($25,000 or more investment):

Commit by May 23 (wired by May 31): **15%** warrant bonus

Commit by May 31 (wired by May 31): **10%** warrant bonus

Invest between June 1–June 30 (if Series A-2 remains open): **5%** warrant bonus

D. Syndicate Lead or Co-Lead Investors ($250,000 or more investment):

Commit by May 14 (wired by May 31): **25%** warrant bonus

In addition to the above, such Investors shall receive access to enhanced financial models, investor-only briefings, and strategic updates.

All Warrant entitlements are subject to Board approval, rounding and availability of share reserves, and shall be documented by a separate Warrant Agreement delivered to the Investor after the closing of the Series A-2 round.

4. No Guarantee of Incentives. Investor acknowledges that any Warrants or valuation discounts are offered solely at the discretion of the Company and subject to eligibility verification, final closing conditions, and Board-approved allocations. Investor further acknowledges that eligibility shall be determined by the Company in its sole discretion based on subscription date, amount, payment timing, and classification.

5. Investor Acknowledgement. By signing the Agreement to which this Schedule A is attached, the Investor acknowledges and agrees to the terms herein.